UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 5)

Horizon Group Properties, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)


44041U102
(CUSIP Number)

Howard Amster, 23811 Chagrin Blvd, Suite 200
Beachwood, OH  44122-5525  (216)595-1047
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 18, 2002
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report this acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13D-1(b)
(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for the other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

This information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however see the Notes)














1	Name of Reporting Person	Howard Amster


2	If a member group			a)  / /
						b) /X/


3	SEC Use Only

4	Source of Funds			PF

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting			 89,839
Beneficially
Owned By Each	8	Shared Voting		136,528
Reporting Person
With			9	Sole Dispositive		 89,839

			10	Shared Dispositive	136,528

11	Aggregate Amount Beneficially Owned		248,776


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) 8.67 %


14	Type of Reporting Person 			IN






















1	Name of Reporting Person	Howard Amster & Tamra F. Gould
						Charitable Remainder Unitrust

2	If a member group			a)  / /
						b) /X/


3	SEC Use Only

4	Source of Funds 			AF

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting			6,600
Beneficially
Owned By Each	8	Shared Voting
Reporting Person
With			9	Sole Dispositive		6,600

			10 	Shared Dispositive

11	Aggregate Amount Beneficially Owned		6,600


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) 0.23 %


14	Type of Reporting Person			OO






















1	Name of Reporting Person	Amster Limited Partnership


2	If a member group			a)  / /
						b) /X/


3	SEC Use Only

4	Source of Funds			OO

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		574
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	574

11	Aggregate Amount Beneficially Owned		574


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) .02 %


14	Type of Reporting Person			PN























1	Name of Reporting Person	Amster Trading Company


2	If a member group			a)  / /
						b) /X/


3	SEC Use Only

4	Source of Funds			WC

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting			128,270
Beneficially
Owned By Each	8	Shared Voting
Reporting Person
With			9	Sole Dispositive		128,270

			10	Shared Dispositive

11	Aggregate Amount Beneficially Owned		128,270


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) 4.469 %


14	Type of Reporting Person			CO





















1	Name of Reporting Person	Tamra F. Gould


2	If a member group			a)  / /
						b)  /X/


3	SEC Use Only

4	Source of Funds					PF

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		28,540
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	28,540

11	Aggregate Amount Beneficially Owned		28,540


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) .99 %


14	Type of Reporting Person			IN






















1	Name of Reporting Person	Gould Trading Company


2	If a member group			a)  / /
						b)  /X/


3	SEC Use Only

4	Source of Funds					WC

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		28,540
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	28,540

11	Aggregate Amount Beneficially Owned		28,540


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) .99 %


14	Type of Reporting Person			CO






















1	Name of Reporting Person	Pleasant Lake Apts. Corp


2	If a member group			a)  / /
						b) /X/

3	SEC Use Only

4	Source of Funds 			WO

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		35
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	35

11	Aggregate Amount Beneficially Owned		35


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11)  .00%


14	Type of Reporting Person			CO























1	Name of Reporting Person	Pleasant Lakes Apts.
						Limited Partnership

2	If a member group			a)  / /
						b) /X/


3	SEC Use Only

4	Source of Funds 			OO

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting		1,049
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive	1,049

11	Aggregate Amount Beneficially Owned		1,049


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11  .04 %


14	Type of Reporting Person			PN






















1	Name of Reporting Person	Ramat Securities Ltd


2	If a member group			a)  / /
						b)  /X/


3	SEC Use Only

4	Source of Funds			WC

5	Check if Disclosure of Legal Proceedings Is Required


6	Citizenship     USA


Number of Shares	7	Sole Voting
Beneficially
Owned By Each	8	Shared Voting
Reporting Person
With			9	Sole Dispositive

			10	Shared Dispositive

11	Aggregate Amount Beneficially Owned		29,009


12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares


13	Percent of Class Represented by Amount in Row (11) 1.011 %


14	Type of Reporting Person			BD






















There are no changes to the Schedule 13D, as amended except as set forth in this fifth amendment.

Item 3	Source and Amount of Funds or Other Consideration

Funds for the acquisition as reported in item 4 will be from Mr. Amster's own funds.

Item 4	Purpose of Transaction

This 13D amendment number five is filed because Howard Amster on June 18, 2002 entered into an agreement with Prime Group, Inc. and its various affiliates to purchase their Horizon Group Properties, Inc. common shares and common units.
The agreement is conditioned upon Mr. Amster receiving the approval by Horizon Group Properties, Inc. of the purchase of the shares and units, exemption from the stock ownership limitation under the articles of incorporation of Horizon
Group Properties, Inc. and certain other conditions.
The aggregate purchase price is $ 5.0 million for 528,118 common shares and 440,700 common units.
($ 5.16 per share/unit)

Mr. Amster on June 28, 2002 entered into an agreement to purchase
34,000 common shares of Horizon Group Properties, Inc. common shares at a purchase price of $ 5.16 from Robert M. Schwartzberg.
The purchase of these shares are contingent to the above purchase from the Prime Group, Inc. and its various affiliates.




Item 7	Material to be filed as Exhibits

		See exhibit 1

		Agreement to purchase shares and units from Prime Group.


		See exhibit 2

		Agreement to purchase shares from
		Robert M. Schwartzberg














Signature.	After reasonable inquiry and to the best of our
knowledge and belief, we certify the information set forth in this statement is true, complete and correct.

Date	June 28, 2002


Howard Amster


Howard Amster & Tamra F. Gould
Charitable Remainder Unitrust
By:	 Howard Amster
Title: Trustee


Amster Limited Partnership
By:	 Howard Amster
Title: General Partner


Amster Trading Company
By:	 Howard Amster
Title: President


Tamra F. Gould



Gould Trading Company
By:	 Tamra F. Gould
Title: President



Pleasant Lake Apts. Corp.
By:	 Howard Amster
Title: President



Pleasant Lake Apts. Limited Partnership
By:	 Howard Amster
Title: Pleasant Lake Apts. Corp



Ramat Securities Ltd.
By:	 David Zlatin
Title: Principal




Exhibit 1

Material in this document has been omitted pursuant to a confidential treatment request. The omitted material has been filed separately with the Commission.


Agreement with the Prime Group, Inc. and various affiliates


(Letterhead of The Prime Group, Inc.)


					June 18 2002

VIA FACSIMILE

Howard M. Amster
c/o Ramat Securities, Inc.
23811 Chagrin Blvd.
Suite 200
Beachwood, OH   44122

	Re: Agreement to Purchase Shares and Units
		   (this "Agreement").

Dear Howard:

	The Prime Group, Inc. and its various affiliates ("Prime") currently own 528,118 common shares (the "Shares") of Horizon Group Properties,
Inc. (the "HGPI") and 440,700 common units (the "Units") in Horizon
Group Properties, L.P. (the "Partnership"). Ownership of the Shares and Units is described in Exhibit A attached hereto.

	HGPI intends to refinance a certain credit facility entered into on June 15, 1998, by and between certain wholly-owned affiliates of HGPI, as borrower, and Nomura Asset Capital
Corporation ("NACC"), as lender (hereinafter referred to as the "Credit Facility" and the
"Refinancing"). CDC Mortgage Capital, Inc. ("CDC") has acquired NACC's interest in the Credit
Facility. The current outstanding balance of the Credit Facility is approximately $31.5 million.

Subject to the closing of the Refinancing, Howard M. Amster ("Amster") hereby commits to purchase the Shares and Units from Prime, and Prime hereby commits to sell the Shares and Units to Amster, for an aggregate purchase price of $5.0 million payable in full and in cash within fourteen (14) days following the closing of the Refinancing.








The Refinancing is expected to close on or before July 11, 2002, the maturity date of the Credit Facility. The Refinancing is expected to occur from the proceeds of (a) either (i) a new first and second mortgage in the aggregate amount of xxxxxxxxx to be provided by xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx pursuant to a commitment letter executed with HGPI and dated June 3, 2002, or (ii) the sale of HGPI's the xxxxxx center xxxxxxxx for an estimated sales price in the range of xxxxxxxxxxxxxxxxx
(b) xxxx to be provided by xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx in the form of a new first mortgage on the xxxxxxxxxxxxxxxxxxx and (c) xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx to be provided by xxxxxxxxxxxxxx in the form of a first mortgage loan secured by HGPI's various land holdings. xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx xxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxxx


	Amster's obligations hereunder shall be subject to the approval of the HGPI board of directors (the "HGPI Board") of (i) Amster's purchase of the Shares and Units and an ownership limitation waiver to permit
Amster to own both the Shares and the Units plus the HGPI common shares currently owned by Amster and a wavier of all rights of HGPI to cause the conversion or repurchase of any Shares or take any other action that would impair the ownership or voting rights of Amster with respect to the Shares, including an acknowledgement by the HGPI Board that no portion of the Shares or the common shares currently owned by Amster shall be treated as "excess stock"; and (ii) the Refinancing (including , if required, xxxxxx
If HGPI board approval is not obtained on or before June 25, 2002, this Agreement shall be null and void.

	Prime represents and warrants that it has full power and authority to sell the Shares and
Units, such Shares and Units will be transferred free and clear of any liens or encumbrances, such sale will not violate any other contract or agreement that Prime is a party to, such sale will not violate any state or federal securities laws, all authorizations and approvals required for the sale of the Shares and Units have been obtained, that the Shares and Units represent all of the common shares and common units of HGPI and the Partnership owned by Prime, and that, to the best of their knowledge, neither Prime nor Michael W. Reschke ("Reschke") have any claims against
HGPI or the Partnership other than compensation due to Reschke as a board member of HGPI.



Amster represents and warrants that he has full power and authority to purchase the Shares and
Units, and that such purchase will not violate any contract or agreement to which he is a party, and that such purchase will not violate any state or federal securities laws. Both parties shall remake and reconfirm their representations and warranties at the Closing.

	Amster may purchase the Units and Shares individually or through his designee, provided that any designee must be first approved by the HPGI Board.
Whether or not such designee is
approved by the HGPI Board, Amster shall remain individually obligated to complete this purchase transaction as provided herein.

	This Agreement shall be further conditioned upon receipt by Amster of (i) certified resolutions of HGPI approving the purchase of the Shares and Units by Amster and granting
Amster an exemption from the Stock ownership limitation under the Articles of Incorporation of
HGPI, such that upon the transfer from Prime to Amster, the Shares
Will remain Common Stock

and not become Excess Stock, together with a letter from HGPI advising
Amster of its approval
and the granting of such exemption; (ii) certified resolutions of the Partnership consenting to the transfer of the Units by Prime to Amster (as a substitute limited partner) without the loss or impairment of the exchange or other rights attributable thereto and approving the ownership of all
Common Stock of HGPI by Amster as required under the Partnership Agreement, together with a letter from the general partner to such effect; and (iii) a legal opinion from counsel to HGPI and the
Partnership to the effect that the sale of the Shares to Amster is permitted under the Articles of
Incorporation of HGPI; that the Shares to be sold to Amster will constitute Common Stock owned by Amster upon transfer and will not constitute Excess Stock
(as defined in the Articles of
Incorporation of HGPI); that ownership of all Units to be sold to Amster will vest in Amster upon transfer (as a substitute limited partner), entitled to all the same rights as afforded to Prime prior thereto; and that no violation exists under Section 4.5.5(c) of such Articles of Incorporation resulting from the transfer of the Shares and the Units and that the grant of the exemption to Amster by the Board with respect to the Stock Ownership Limit (as defined in such Articles of Incorporation) under Section 4.5.12(b) of such Articles of Incorporation is permissible; and that the transfer of the Units to Amster complies with the Partnership Agreement and will not result in the loss or impairment of the exchange or other rights attributable to such Units prior thereto.

     At the closing of this transaction, Prime shall execute and deliver the Shares and Units, with executed stock powers and/or assignments attached (with signature guaranteed) in form and substance satisfactory to Amster, together with authorizing resolutions of the entities selling such
Shares and Units. At such closing, HGPI and the Partnership shall provide Amster with an executed letter directing the transfer agent for the Shares to transfer such Shares into Common
Stock owned by Amster and an executed letter directing the Partnership to transfer such Units into
Units owned by Amster.

     The consummation of this transaction is subject to the sale of the Shares and Units being an exempt transaction under all applicable securities laws and the parties shall each cooperate to provide such assurances as may be reasonably necessary to accomplish the same.

	Upon the consummation of the transaction contemplated hereunder, at the request of
Amster, Reschke will tender his resignation from the HGPI Board.

	Prior to the termination of this Agreement and until consummation of the sale of the Shares and Units, neither Prime nor Reschke shall directly or indirectly (i) solicit or encourage the submission of or accept or consider or discuss any proposal or offer from any other party relating to the sale of any of the Shares or Units; or (ii) participate in, solicit or encourage the submission of, or accept, any proposal or offer from any other party relating to the acquisition of any of the outstanding equity securities of HGPI and/or the Partnership, through a tender offer, purchase agreement, merger, or otherwise, or relating to the acquisition of substantially all of the assets of HGPI and the Partnership (hereinafter referred to as a "Horizon Acquisition"); provided, however, that Prime, Reschke, and their affiliates may continue to discuss and negotiate a Horizon Acquisition with the HGPI Board and management of HGPI to occur only in the event this Agreement is terminated, for any reason whatsoever, or the sale of the Shares and Units does not occur, for any reason whatsoever, within the time period provided herein.

	For a period of nine months after consummation of the sale of the Shares and Units to
Amster as provided herein, neither Prime nor Reschke shall, directly or indirectly, participate in, encourage or solicit any proposal or offer relating to a Horizon Acquisition; provided that nothing herein shall restrict Prime, Reschke, or their affiliates from proposing or offering to purchase individual properties or assets, or a group of properties or assets, owned by HGPI or the Partnership.

	In the event of a misrepresentation or breach of warranty or default by either party of their obligations under this Agreement, the non-defaulting party shall have the right to all remedies available in law or in equity, including the collection of money damages, termination and specific performance.
In the event of a dispute or a default under this Agreement, the prevailing the party shall be be entitled to collect all costs of enforcement, including reasonable attorney fees and costs. This
Agreement shall be subject to Illinois law.


     This Agreement shall be null and void and of no further force and effect upon the earlier to occur: (a) you fail to return an executed copy of this letter to my attention on or before 5:00 p.m.
(EST) on Tuesday, June 18, 2002, (b) HGPI management reasonably believes that the Refinancing will not timely occur
(including any extensions of time granted by CDC) because of a failure in the funding of the xxxxxxxxxxxxxx first and second mortgages, and the failure of a xxxxxxxxxxxxxxxx sale to occur on a timely basis, or
(c) the Refinancing does not occur on or before July 31, 2002, other than if such failure is due to the wrongful conduct of either party or if there is a default on the part of xxxxxxxx to xxxxxxxxxxx

































	This Agreement sets forth the complete understanding of Prime, Rescke,and Amster and shall be binding and enforceable on each party in accordance with its terms.

					Very truly yours,

					THE PRIME GROUP, INC., on its own
					behalf and on behalf of all
					entities listed on Exhibit A.

					By:   Michael W. Reschke


					Its:  Managing Member

					Date: 6/18/02


MICHAEL W. RESCHKE, individually and on behalf of all entities listed on Exhibit A.

					By: 	Michael W. Reschke


					Date: 6/18/02

ACCEPTED AND AGREED:

By:	Howard M. Amster

Date:	6/18/02






Exhibit A

	Shares

	Prime Group Limited Partnership		528,118


	Units

	Prime Group Limited Partnership		192,977
	Prime Group II, L.P.				 45,363
	Prime Group IV, L.P.				  6,818
	Prime Group V, L.P.				 35,050
	The Prime Group, Inc.				160,493
		Total						440,700




Exhibit	2

Agreement with Robert M. Schwartzberg

						June 28, 2002

Mr. Robert M. Schwartzberg
5124 44th Street, N.W.
Washington, D.D. 20016

Re:	Agreement to Purchase Shares of Horizon Group Properties, Inc.

Dear Rob:

	The purpose of this letter is to confirm our understanding and agreement regarding my proposed purchase of certain shares of Horizon Group Properties, Inc. ("HGPI") from you. Our agreement is as follows:

	1.	I agree to purchase from you, and you agree to sell to
me, 34,000 common shares of HGPI (the "Shares") at a purchase price of $ 5.16 per share (or such other purchase price as I pay in the Prime Group Transaction, as defined herein), payable in cash. The closing of the purchase and sale of the Shares shall take place subject to and simultaneously with the closing of my purchase of 528,118 common shares of HGPI and 440,700 units in Horizon Group Properties, L.P. from The Prime Group, Inc. and its affiliates, as contemplated in an agreement between me and The Prime Group dated June 18, 2002 (the "Prime Group Transaction").

	2.	You represent that you own the Shares free and clear of
any liens, encumbrances or restrictions and that the sale of the Shares will not violate any agreement to which you are a party. I represent that I have full power and authority to purchase the Shares and that such purchase will not violate any agreement which I am a party.

	3.	My obligations hereunder are subject to the HGPI Board of
Directors (the "Board") approving: (a) an ownership limitation waiver to permit me to own the Shares plus the HGPI common shares that I currently own and the HGPI common shares and units that I have agreed to acquire in the Prime Group Transaction; and (b) a waiver of all rights of HGPI to cause a conversion or repurchase of any Shares or take any other action that would impair my ownership or voting rights with respect to the Shares, which approval shall include an acknowledgment by the Board that no portion of the Shares or the HGPI common shares that I currently own or that I will acquire in the Prime Group Transaction shall be treated as "excess stock."








	4.	My obligation to purchase the Shares shall also be
conditioned upon satisfaction of the following:(a) my receipt of certified resolutions from the Board that sets forth the approvals in paragraph 3 above; (b) my receipt of a legal opinion from counsel to HGPI to the effect that (i) the sale of the Shares is permitted under HGPI's Articles of Incorporation (the "Articles"),
(ii) the Shares will constitute common stock owned by me upon transfer and will not constitute "excess stock" (as defined in the Articles), and (iii) no violation exists under Section 4.5.5(c) of the Articles resulting from the transfer of the Shares and that the grant of the exemption to me with respect to the Stock Ownership Limit (as defined in the Articles) is permissible;
(c) the closing of the Prime Group Transaction; and (d) you and HGPI entering into an agreement satisfactory to HGPI pursuant to which you agree not to own more than 4.9 % of the outstanding shares of capital stock of HGPI as reported in filings with the U.S. Securities and Exchange Commission.

5. At the closing of my purchase of the Shares, we agree to execute and deliver a letter of instruction that is sufficient to effect the transfer of the Shares and payment therefore.

	6.	The consummation of my purchase of the Shares is
subject to the sale of the Shares being an exempt transaction under all applicable securities laws. You understand that I am a Director of HGPI; and you acknowledge that you have been given the opportunity to ask questions of HGPI's management concerning HGPI that you deem necessary for you to enter into this agreement to sell the Shares.

	7.	In the event of a misrepresentation or breach of
warranty or default by either party of their obligations under this Agreement, the non-defaulting party shall have the right to all remedies available in law or in equity, including the collection of money damages, termination and specific performance. In the event of a dispute or a default under this Agreement, the prevailing party shall be entitled to collect all costs of enforcement, including reasonable attorney fees and costs.

8. This Letter Agreement shall be null and void and of no further force and effect upon the termination of the Prime Group Transaction in accordance with the terms thereof.

	This letter sets forth the complete understanding of my agreement to purchase the Shares from you and shall be binding upon each party in accordance with its terms.

					Very truly yours,

					Howard Amster

AGREED AND ACCEPTED;

Robert Schwartzberg